UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ARCONIC INC.
(Name of Registrant as Specified in Its Charter)

ELLIOTT ASSOCIATES, L.P.

ELLIOTT INTERNATIONAL, L.P.

PAUL E. SINGER

ELLIOTT CAPITAL ADVISORS, L.P.

ELLIOTT SPECIAL GP, LLC

BRAXTON ASSOCIATES, INC.

ELLIOTT ASSET MANAGEMENT LLC

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

HAMBLEDON, INC.

ELLIOTT MANAGEMENT CORPORATION

THE LIVERPOOL LIMITED PARTNERSHIP

LIVERPOOL ASSOCIATES LTD.

LARRY A. LAWSON

CHRISTOPHER L. AYERS

ELMER L. DOTY

CHARLES M. HALL

BERND F. KESSLER

PATRICE E. MERRIN

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 6, 2017

ELLIOTT ASSOCIATES, L.P.

ELLIOTT INTERNATIONAL, L.P.

__________, 2017

Dear Fellow Arconic Shareholder:

Elliott Associates, L.P. and Elliott International, L.P., together with their affiliates (collectively, “Elliott” or “we”), beneficially own an aggregate of 51,102,133 shares of common stock, par value $1.00 per share (the “Common Stock”), of Arconic Inc., a Pennsylvania corporation (“Arconic” or the “Company”), and have additional economic exposure comparable to interest in an aggregate of 7,262,517 shares of Common Stock through derivative agreements, giving Elliott combined economic exposure in the Company of approximately 13.4% of the shares of Common Stock outstanding, making us Arconic’s largest shareholder.

Elliott is an investment firm founded in 1977 that today manages approximately $31 billion of capital for both institutional and individual investors. Elliott is a multi-strategy firm active in debt, equities, commodities, currencies, and various other asset classes across a range of industries. Active equity investing is one of the firm’s core strengths, and Elliott’s approach to each such investment is based on extensive diligence, constructive engagement, and a strong preference for collaborative solutions. Elliott has a strong, long-term track record of working with companies in a variety of sectors to create long-term fundamental stakeholder value.

We have performed extensive due diligence on Arconic. We have spent many hundreds or thousands of hours speaking to independent experts, competitors of each business unit, customers, former employees, Wall Street analysts, and institutional and other investors. We also have engaged in discussions with Arconic’s management and board of directors (the “Board”) regarding the ways in which we believe the Company could improve operational performance, enhance the effectiveness of its capital allocation, strengthen investor communications, and establish improved corporate governance practices. Following Arconic’s response to these discussions, including the Board’s continued support of the leadership of the Company’s current Chairman and CEO Dr. Klaus Kleinfeld, our resulting conclusion is clear and unambiguous: immediate change in leadership is needed for Arconic to reliably and sustainably create shareholder value.

We believe that Arconic has enormous potential, possessing a world-class asset base and high-quality workforce, but the Company is being held back by management leadership ill-suited to the key tasks ahead – disciplined operating execution and effective capital allocation. We have urged the Board to do what is clearly in the best interest of Arconic’s stakeholders and begin searching for Dr. Kleinfeld’s successor. However, thus far the Board, as currently composed, has been unwilling to take this logical step. As a result, we have nominated, and are seeking your support to elect at the Company’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”), a slate of independent, highly qualified nominees (the “Nominees”) who, if elected, would constitute a minority of the Board. Each of the Nominees would bring substantial expertise and deep experience to the Board, and was selected specifically for his or her ability to empower the current Board to act on the enormous value-creation opportunity present at Arconic today.

The Company has a classified Board, which currently consists of 13 directors and is divided into three classes. Directors are elected for three-year terms. The terms of five directors serving on the Board expire at the 2017 Annual Meeting.

We are seeking to change a minority of the Board. Through the attached Proxy Statement, we are soliciting proxies to elect not only our [four] director nominees, [but also the candidates who have been nominated by the Company other than Messrs. Hess, Kleinfeld and Tata and Ms. Alving]. This gives shareholders the ability to vote for the total number of directors up for election at the 2017 Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

If elected, our nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to position Arconic to maximize shareholder value. However, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to do so, including replacing Dr. Kleinfeld as the Company’s CEO and selecting a successor.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about ____________, 2017.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Warmest regards,

Dave Miller
Senior Portfolio Manager

Okapi Partners LLC is assisting Elliott with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Call Toll-Free at: (877) 869-0171

E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 6, 2017

2017 ANNUAL MEETING OF SHAREHOLDERS

OF

ARCONIC INC.

PROXY STATEMENT OF ELLIOTT ASSOCIATES, L.P. ELLIOTT INTERNATIONAL, L.P.

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), together with the other participants named herein (collectively, “Elliott”), are furnishing this proxy statement (“Proxy Statement”) and accompanying BLUE proxy card to holders of common stock, par value $1.00 per share (“Common Stock”), of Arconic Inc., a Pennsylvania corporation (“Arconic” or the “Company”), in connection with the solicitation of proxies in connection with the Company’s 2017 annual meeting of shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the “2017 Annual Meeting”). The 2017 Annual Meeting is scheduled to be held at ____________ located at ______________, on ____________, at ________, local time.

We are seeking to change a minority of the Board of Directors of the Company (the “Board”) because we believe that a change of leadership is required to improve performance at Arconic. We are presenting a slate of [four] independent, highly qualified nominees for election to the Board, each of whom would bring substantial expertise and deep experience to the Board, and was selected specifically for his or her ability to empower the current Board to act on the enormous value-creation opportunity present at Arconic today. We are seeking your support at the 2017 Annual Meeting for the following:

1.	to elect Elliott’s [four] director nominees, [Christopher L. Ayers, Elmer L Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin] (collectively, the “Nominees”), to the Board to serve three-year terms expiring at the 2020 Annual Meeting of Shareholders, or until their respective successors are duly elected and qualified;

2.	to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2017;

3.	to vote, on an advisory basis, on executive compensation;

4.	to vote, on an advisory basis, on the frequency of the executive compensation vote;

5.	to approve an amendment of the Articles of Incorporation (the “Charter”) to eliminate the supermajority voting requirement in the Charter regarding amending Article SEVENTH (fair price protection);

6.	to approve an amendment of the Charter to eliminate the supermajority voting requirement in the Charter regarding amending Article EIGHTH (director elections);

7.	to approve an amendment of the Charter to eliminate the supermajority voting requirement in the Charter relating to the removal of directors;

8.	to approve an amendment of the Charter to eliminate the classification of the Board; and

9.	to vote on a shareholder proposal, if properly presented at the 2017 Annual Meeting.

We believe that the terms of five directors serving on the Board expire at the 2017 Annual Meeting. This Proxy Statement is soliciting proxies to elect not only our [four] director nominees, [but also the candidates who have been nominated by the Company other than Messrs. Hess, Kleinfeld and Tata and Ms. Alving]. This gives shareholders the ability to vote for the total number of directors up for election at the 2017 Annual Meeting.

As of the date hereof, Elliott Associates, Elliott International and the other Participants (as defined below) (other than Mr. Lawson) collectively own 51,102,233 shares of Common Stock (the “Elliott Group Shares”). While we currently intend to vote all of the Elliott Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Elliott Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. We would only intend to vote some or all of the Elliott Group Shares for some or all of the Company’s director nominees in a different manner than we are otherwise recommending in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the 2017 Annual Meeting and that by voting the Elliott Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the 2017 Annual Meeting as marked.

The Company has set the close of business on March 1, 2017 as the record date for determining the shareholders entitled to vote at the 2017 Annual Meeting (the “Record Date”). Each share of Common Stock is entitled to one vote for each of the proposals to be voted on. The principal executive offices of the Company are located at 390 Park Avenue, New York, New York, 10022. According to the Company’s proxy statement, as of the Record Date, there were _________ shares of Common Stock issued, outstanding and entitled to vote at the 2017 Annual Meeting.

THIS SOLICITATION IS BEING MADE BY ELLIOTT AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

Elliott URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2017 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2017 ANNUAL MEETING OR BY VOTING IN PERSON AT THE 2017 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:
The proxy materials are available at

www.newarconic.com

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Elliott urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Elliott’s recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Elliott, c/o Okapi Partners LLC (“Okapi Partners”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the WHITE management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our [four] Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

Okapi Partners is assisting Elliott with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Call Toll-Free at: (877) 869-0171

E-mail: info@okapipartners.com

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION	5
BACKGROUND OF THE SOLICITATION	11
REASONS FOR THE SOLICITATION	14
PROPOSAL NO. 1 — ELECTION OF DIRECTORS	19
PROPOSAL NO. 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	27
PROPOSAL NO. 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION	28
PROPOSAL NO. 4 — ADVISORY VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE	29
PROPOSAL NO. 5 — ELIMINATE SUPERMAJORITY VOTING REQUIREMENT IN THE ARTICLES OF INCORPORATION REGARDING AMENDING ARTICLE SEVENTH (FAIR PRICE PROTECTION)	30
PROPOSAL NO. 6 — ELIMINATE SUPERMAJORITY VOTING REQUIREMENT IN THE ARTICLES OF INCORPORATION REGARDING AMENDING ARTICLE EIGHTH (DIRECTOR ELECTIONS)	31
PROPOSAL NO. 7 — ELIMINATE SUPERMAJORITY VOTING REQUIREMENT IN ARTICLE EIGHTH OF THE ARTICLES OF INCORPORATION RELATING TO THE REMOVAL OF DIRECTORS	32
PROPOSAL NO. 8 — ELIMINATE THE CLASSIFIED BOARD STRUCTURE BY APPROVING AMENDMENTS TO THE ARTICLES OF INCORPORATION	33
PROPOSAL NO. 9 — SHAREHOLDER PROPOSAL	34
SOLICITATION OF PROXIES	35
ADDITIONAL PARTICIPANT INFORMATION	35
CERTAIN ADDITIONAL INFORMATION	39
SHAREHOLDER PROPOSALS	39
INCORPORATION BY REFERENCE	40

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a shareholder, as well as the answers to those questions. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for election of the Nominees and the other proposals described in this Proxy Statement at the 2017 Annual Meeting is being made by Elliott Associates, Elliott International and certain other participants in this solicitation. Elliott Associates is a Delaware limited partnership and Elliott International is a Cayman Islands limited partnership. The principal business of both Elliott Associates and Elliott International is to purchase, sell, trade and invest in securities. The business address of Elliott Associates, a Delaware limited partnership, is 40 West 57th Street, New York, New York 10019. The business address of Elliott International, a Cayman Islands limited partnership, is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

What are we asking you to vote for?

We are primarily seeking your support at the 2017 Annual Meeting to elect Elliott’s [four] Nominees, [Christopher L. Ayers, Elmer L Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin], to the Board to serve three-year terms expiring at the 2020 Annual Meeting of Shareholders, or until their respective successors are duly elected and qualified.

In addition to the election of directors, there are a series of other proposals being presented for shareholder approval at the 2017 Annual Meeting. Please see the sections entitled “Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm,” “Proposal No. 3: Advisory Vote on Executive Compensation,” “Proposal No. 4: Advisory Vote on Frequency of Executive Compensation Vote,” “Proposal No. 5: Eliminate Supermajority Voting Requirement in the Articles of Incorporation Regarding Amending Article SEVENTH (Fair Price Protection),” “Proposal No. 6: Eliminate Supermajority Voting Requirement in the Articles of Incorporation Regarding Amending Article EIGHTH (Director Elections),” “Proposal No. 7: Eliminate Supermajority Voting Requirement in Article EIGHTH of the Articles of Incorporation Relating to the Removal of Directors,” “Proposal No. 8: Eliminate the Classified Board Structure By Approving Amendments to the Articles of Incorporation,” and “Proposal No. 9: Shareholder Proposal” for more about each of these proposals and our recommendations for how you vote.

Why are we soliciting your vote?

We are seeking to change a minority of the Board because we believe that a change of leadership is required to improve performance at Arconic. We are presenting a slate of [four] independent, highly qualified nominees to join the Board, each of whom would bring substantial expertise and deep experience to the Board, and was selected specifically for his or her ability to empower the current Board to act on the enormous value-creation opportunity present at Arconic today. We urge the shareholders to support us in this effort by voting “FOR” our Nominees.

Who are the Nominees?

We are proposing that our Nominees, [Christopher L. Ayers, Elmer L Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin], be elected as directors of the Company to serve on the Board until the 2020 Annual Meeting, or until their respective successors are duly elected and qualified.

•	[Chris L. Ayers (Former President and CEO, WireCo WorldGroup, Inc.): Brings considerable industry expertise having been a former Company executive and former President of the PCC Forgings Division of Precision Castparts Corp., as well as a current director of Universal Stainless & Alloy Products, Inc. We believe that Mr. Ayers’ extensive experience in the specialty materials industry, including his previous executive service with the Company prior to its separation into two publicly traded companies, makes him well-qualified to serve on the Board.]
•	[Elmer L. Doty (Former President and CEO, Accudyne Industries LLC): Brings more than 40 years of leadership experience in heavy industry, including as Chief Executive Officer of Accudyne Industries LLC and Vought Aircraft Industries, Inc., and a senior executive of United Defense Industries, Inc. and FMC Corporation. We believe that Mr. Doty’s years of management experience as a senior executive and a deep knowledge of the aerospace and defense industries will be a valuable addition to the Board.]
•	[Charles M. Hall (Former President and CEO, AM General LLC): Brings more than 40 years of leadership experience in the defense sector after a long career at General Dynamics Corporation, a global aerospace and defense company, where he held numerous executive roles. We believe that Mr. Hall’s significant leadership experience in the defense sector and his knowledge of complex organizations and external agencies will make him a valuable addition to the Board.]
•	[Bernd F. Kessler (Former CEO, SRTechnics AG): Brings valuable insights from a long career as an international business executive, including as a director of Polaris Industries, former President and CEO of MTU Maintenance and former executive at Honeywell International. We believe that Mr. Kessler’s significant operating and leadership experience with global businesses and his strong background in engineering, operational excellence and organizational development will make him a valuable addition to the Board.]
•	[Patrice E. Merrin (Former President and CEO, Luscar Ltd.): Brings valuable experience as an international business executive and corporate director who currently serves as a director for Stillwater Mining Company, Glencore plc, and Novadaq Technologies Inc. We believe that Ms. Merrin’s significant experience serving as a director of public companies and industry insights will make her a valuable addition to the Board.]

We believe that the terms of five directors serving on the Board expire at the 2017 Annual Meeting. This Proxy Statement is soliciting proxies to elect not only our [four] director nominees, [but also the candidates who have been nominated by the Company other than Messrs. Hess, Kleinfeld and Tata and Ms. Alving]. This gives shareholders the ability to vote for the total number of directors up for election at the 2017 Annual Meeting.

Who is entitled to vote at the 2017 Annual Meeting and how many votes do you have?

The Company has set the close of business on March 1, 2017 as the Record Date for determining the shareholders entitled to vote at the 2017 Annual Meeting. Each share of Common Stock is entitled to one vote for each of the proposals to be voted on.

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the 2017 Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the 2017 Annual Meeting even if they sell such shares of Common Stock after the Record Date.

According to the Company’s proxy statement, as of the Record Date, there were _________ shares of Common Stock outstanding and there are no other securities of the Company outstanding and entitled to vote at the 2017 Annual Meeting.

How do proxies work?

Elliott is asking you to appoint _________ and _________, and each of them, as your proxy holders to vote your shares of Common Stock at the 2017 Annual Meeting. You make this appointment by voting the enclosed BLUE proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holders to vote your shares at the 2017 Annual Meeting, according to the directions you provide. You may vote for all, some or none of our director candidates. Whether or not you are able to attend the 2017 Annual Meeting, you are urged to sign, date and return the enclosed BLUE proxy card. All valid proxies received prior to the 2017 Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.

What is the difference between holding shares as a shareholder of record/registered shareholder and as a beneficial owner of shares?

If your shares of Common Stock are registered directly in your name with the Company’s transfer agent, you are considered a “shareholder of record” or a “registered shareholder” of those shares. If your shares are held in an account at a bank, brokerage firm or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will receive the Company’s proxy materials from the bank, brokerage firm or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

How do you attend the 2017 Annual Meeting?

The 2017 Annual Meeting will be held at ___________, on ___________, at ___________, local time. According to the Company’s proxy statement, you may attend the 2017 Annual Meeting if you were a shareholder of record at the close of business on March 1, 2017, the Record Date for the 2017 Annual Meeting. According to the Company’s proxy statement, only shareholders and authorized guests of the Company may attend the 2017 Annual Meeting and all attendees will be required to show a valid form of ID (such as a government-issued form of photo identification). If you hold your shares in street name (i.e., through a bank or broker), you must also provide proof of share ownership, such as a letter from your bank or broker or a recent brokerage statement. Street-name holders planning on voting in person at the annual meeting must provide a “legal proxy” from their bank or broker. Please see the Company’s proxy statement for a complete description of how to attend the 2017 Annual Meeting.

What is the quorum requirement for the 2017 Annual Meeting?

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. A majority of the outstanding shares of Common Stock, present at the meeting or represented by proxy, will constitute a quorum at the 2017 Annual Meeting. Abstentions and broker non-votes count as “shares present” at the 2017 Annual Meeting for purposes of determining a quorum. If you vote to abstain on one or more proposals, your shares of Common Stock will be counted as present for purposes of determining the presence of a quorum unless you vote to abstain on all proposals.

What is the effect of an “ABSTAIN” vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but are not considered “votes cast” on these proposals. As a result of the voting requirements for each of the proposals to be considered at the 2017 Annual Meeting, abstentions will have no effect on the outcome of Proposal Nos. 1, 2, 3, 4 and 9, but will have the same effect as a vote AGAINST Proposal Nos. 5, 6, 7 and 8.

What is a broker non-vote?

A “broker non-vote” occurs when a broker submits a proxy for the meeting with respect to a discretionary matter but does not vote on non-discretionary matters because the beneficial owner did not provide voting instructions on those matters. Given the delivery to brokers of competing sets of proxy materials, the New York Stock Exchange (“NYSE”) rules governing brokers’ discretionary authority will not permit such brokers to exercise discretionary authority regarding any of the proposals to be voted on at the annual meeting, whether “routine” or not, to the extent Street-name holders have been provided with Elliott’s materials.

If your shares are held of record by a bank, broker or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters. As a result of the voting requirements for each of the proposals to be considered at the 2017 Annual Meeting, broker non-votes will have no effect on the outcome of Proposal Nos. 1, 2, 3, 4 and 9, but will have the same effect as a vote AGAINST Proposal Nos. 5, 6, 7 and 8.

What vote is required to elect the Nominees?

According to the Company’s proxy statement, the election of directors at the 2017 Annual Meeting is considered a contested election as defined in the Company’s By-Laws, and the five nominees receiving the highest number of “FOR” votes cast will be elected. Abstentions and broker non-votes count as “shares present” at the 2017 Annual Meeting for purposes of determining a quorum, but abstentions and broker non-votes are not considered “votes cast” on this proposal and therefore has no effect on the outcome of this proposal.

What vote is required to approve the other proposals described in this Proxy Statement?

According to the Company’s proxy statement, the approval of Proposal Nos. 2 and 9 require the affirmative vote of a majority of the “votes cast” for the proposal at the 2017 Annual Meeting. “Votes cast” on these proposals means votes “For” or “Against” a particular proposal, whether by proxy or in person. Abstentions and broker non-votes are not considered “votes cast” on these proposals and therefore have no effect on the outcome of these proposals.

According to the Company’s proxy statement, Proposal Nos. 3 and 4 are non-binding, advisory votes requiring further action by the Company to implement any changes. Abstentions and broker non-votes are not considered “votes cast” on these proposals and therefore have no effect on the outcome of these proposals.

With respect to Proposal Nos. 5, 6, 7 and 8, authorization requires the approval of holders of 80% of the outstanding shares of Common Stock. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” each of these proposals.

What should you do in order to vote for the Nominees and the other proposals?

Your vote is important, no matter how many or how few shares of Common Stock you own. Elliott urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Elliott’s recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Elliott, c/o Okapi Partners, in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the WHITE management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our [four] Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

How do you vote if you participate in one of the employee savings plans?

According to the Company’s proxy statement, you must provide the trustee of the employee savings plan with your voting instructions in advance of the 2017 Annual Meeting. Also according to the Company’s proxy statement, you cannot vote your shares in person at the 2017 Annual Meeting; the trustee is the only one who can vote your shares; the trustee will vote your shares as you have instructed; and if the trustee does not receive your instructions, your shares generally will be voted in proportion to the way the other plan participants voted. To allow sufficient time for voting by the trustee, your voting instructions must be received by __________, on __________, 2017. Please see the Company’s proxy statement for a complete description about how to vote if you participate in one of the employee savings plans.

What does it mean if you receive more than one BLUE proxy card on or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign, date, and return each BLUE proxy card or, if you vote via the Internet or telephone, vote once for each BLUE proxy card you receive.

How do I revoke a proxy?

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the 2017 Annual Meeting and voting in person (although attendance at the 2017 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Elliott in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 390 Park Avenue, New York, New York 10022 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Elliott in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of our Nominees.

Who is paying for the solicitation on behalf of Elliott?

Elliott will pay all costs of the solicitation of proxies on behalf of Elliott and the other participants described in this Proxy Statement for the 2017 Annual Meeting. Elliott does not intend to seek reimbursement of those costs from the Company.

Whom should I call if I have any questions about the solicitation?

Okapi Partners is assisting Elliott with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Call Toll-Free at: (877) 869-0171

E-mail: info@okapipartners.com

Your vote is important, no matter how many or how few shares of Common Stock you own. Elliott urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of our Nominees and in accordance with Elliott’s recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

BACKGROUND OF THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation.

•	On September 28, 2015, the Company announced that the Board approved a plan to separate the Company into two publicly-traded companies, Upstream Company and Value-Add Company (the “Separation”), with Upstream Company operating under the “Alcoa” name with new leadership and Value-Add Company operating under a new name with Dr. Kleinfeld as Chairman and Chief Executive Officer.
•	On November 9, 2015, Elliott met with Dr. Kleinfeld at the Company’s offices in New York. During the meeting, they discussed negative investor perception of the Company and the Separation, and a number of opportunities to maximize shareholder value, including by improving investor communications, optimizing the structure of the Separation and reforming shareholder-unfriendly corporate governance practices.
•	On November 23, 2015, Elliott filed a Schedule 13D disclosing a 6.4% economic interest in the Company. In the Schedule 13D, Elliott stated that it would seek to engage in a constructive dialogue with the Board and the Company’s management regarding the Separation as well as a number of other available opportunities to maximize shareholder value.
•	On January 20, 2016, Elliott met with Dr. Kleinfeld and Matthew Garth at the World Economic Forum in Davos, Switzerland. During the meeting, Elliott expressed its conviction that better investor communication, clearly defined long-term margin targets, thoughtful structuring of the Separation and improved corporate governance were needed to fully realize the Company’s value potential. Elliott also discussed a need for the Company to add directors with relevant expertise and operational experience to the Board and suggested a number of potential candidates.
•	On January 25, 2016, Elliott filed an amendment to its Schedule 13D disclosing a 7.4% economic interest in the Company.
•	On February 1, 2016, Elliot entered into a letter agreement with the Company pursuant to which, among other things, (i) the Company agreed that effective as of February 5, 2016, the size of the Board would be increased to 15 directors and the Board would appoint each of Ulrich (Rick) Schmidt, Sean O. Mahoney and John C. Plant to fill the vacancies resulting from such increase, (ii) Elliot agreed that at the Company’s 2016 annual meeting of shareholders (the “2016 Annual Meeting”), it would vote all shares of Common Stock that it had the right to vote, as of the record date, in favor of the election of directors nominated by the Board and, subject to certain exceptions relating to any extraordinary transactions, in accordance with the Board’s recommendation on any proposals and (iii) Elliot agreed to certain standstill provisions expiring on January 7, 2017, subject to certain exceptions. Elliott also filed an amendment to its Schedule 13D disclosing a 7.5% economic interest in the Company.
•	On November 1, 2016, the Company completed the Separation into “Arconic Inc.” and “Alcoa Corporation”.

•	On November 4, 2016, Elliott filed an amendment to its Schedule 13D disclosing a 9.0% economic interest in the Company.
•	On November 15, 2016, Elliott filed an amendment to its Schedule 13D disclosing a 10.0% economic interest in the Company.
•	On December 8, 2016, Elliott and the Company entered into a confidentiality agreement expiring on December 14, 2016, the day of the Company’s upcoming 2016 investor day event (the “2016 Investor Day”), pursuant to which the Company provided Elliott with a copy of the planned presentation for the 2016 Investor Day. Elliott also filed an amendment to its Schedule 13D disclosing an 11.1% economic interest in the Company.
•	During the standstill period, from February 1, 2016 to January 7, 2017, Elliott met with members of the Board and Company management on a number of occasions to privately express Elliott’s views regarding the Company’s disappointing performance and shareholder views on the performance of existing management.
•	On January 7, 2017, certain standstill provisions related to the February 1, 2016 letter agreement expired.
•	On January 9, 2017, Elliott sent a private letter to the Board informing them that after extensive due diligence on the Company and multiple meetings with management, Elliott concluded that immediate change in the Company’s leadership is needed. Elliott expressed its preference to work constructively and privately with the Board so the Board would voluntarily take appropriate action to address the Company’s disappointing performance and the management issues at the Company.
•	On January 10, 2017, Elliott met with Company directors Messrs. O’Neal, Collins, Mahoney and Mme. Russo. During the meeting, they discussed the contents of Elliott’s January 9, 2017 letter and how the Board intends to address Elliott’s concerns.
•	On January 25, 2017, Elliott filed an amendment to its Schedule 13D disclosing an 11.9% economic interest in the Company.
•	On January 30, 2017, Elliott met with Company directors Messrs. O’Neal, Collins, Mahoney, Gupta, and Mme. Russo. In Elliott’s view, the measures proposed by the directors failed to properly address the Company’s performance issues and Elliott’s concerns regarding existing management.
•	On January 31, 2017, Elliott delivered a letter to the Company (the “Nomination Letter”) nominating Christopher L. Ayers, Elmer L. Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin for election to the Board at the 2017 Annual Meeting. In the Nomination Letter, Elliott stated that to the extent the Company includes Ulrich “Rick” Schmidt on its slate of director candidates for election at the 2017 Annual Meeting, Elliott intends to withdraw one of the Nominees. Elliott also issued an investor presentation stating Elliott’s views on Arconic and Dr. Kleinfeld’s leadership.

•	Between January 31, 2017 and February 3, 2017, Elliott issued four updated versions of the investor presentation dated January 31, 2017, mainly in order to clarify Elliott’s beliefs as to the likely extent of the opportunity at Global Rolled Products (“GRP”) and to provide additional clarification and support with respect to certain of the information presented. The key differences between the final version of the presentation (referred to as version 5) and earlier versions (referred to as versions 1 to 4) are discussed below:

o	In version 1, slide 7 described the upper bound of the perceived opportunity at GRP as achieving “best-in-class” performance, entailing an increase in EBITDA of ~$750 million, worth $13.50 per share. On slide 20, supporting detail regarding “best-in-class” performance was incorrectly referred to as “Industry Average”. In version 3, that typo was corrected to read “best-in-class”.
o	In version 3, slide 21 used a metric “best-in-class production cost,” defined as the “(lowest cost line item across top 10 producers) summed across Raw Material, Overhead, & WIP, and Other.” To further clarify the methodology used, subsequent versions renamed the metric as “Best Demonstrated Practice” (“BDP”). This name was designed to convey that the metric summed up the lowest costs from multiple producers (as previously described in the footnote). Understanding that there may be some debate about the extent to which BDP is fully-achievable, the footnote on slide 21 was modified to make clear that this upper bound figure “may not be fully achievable” since “the components of rolling costs are interactive.” Moreover, Elliott modified its “High” case to the achievement of $245 million of cost savings at GRP, worth $4.41 per share. The “High” case corporate multiple used is a summary product of the weighted components of the business and any changes to that multiple reflect the changing weights of the various businesses. As a result of these changes, in version 5, Elliott reduced the “High” case price per share from $54 per share to $46 per share and the percentage upside from 138% to a maximum of 105%.

o	In version 4 of the presentation, in an effort to enable investors to determine for themselves the amount of possible cost savings at GRP, an appendix was added with additional rolling cost data illustrating GRP against four possible approaches to GRP cost savings: Industry Average bucketed costs; Best-in-Class Producer (defined as a single producer); Best-in-Class Producer with BDP for Overhead & WIP; and BDP. In version 5, slide 21 was updated to provide a summary view of the four possible approaches to GRP cost savings, with each approach and the related terminology explained in detail in a supporting footnote. The slide also clarified that Elliott’s approach reflected its analysis of Industry Data rather than simply raw industry cost data. The appendix was eliminated in version 5 as Elliott believed that using the summary approach alone resulted in a presentation that is more useful to the typical reader.
o	Version 5 differed from version 1 on slides 7 and 20 in describing the gap between Arconic’s margins and that of its competitor Precision Castparts (“PCC”). Version 1 contained a graph comparing PCC and Arconic margins by year. Recognizing that differences in the reporting periods (PCC reports fiscal years that end on 3/31 while Arconic reports fiscal years that end on 12/31) could lead to some confusion, subsequent versions clarified this to match PCC to Arconic’s calendar year reporting. Adjustments were also made for allocation of corporate expenses, one-time expenses, and pension expenses at both companies. From version 1 to version 5, the gap was reduced to from 690 bps to 590 in 2008 and from 730 to 620 in 2015. Elliott also described the gap as an average of 700 bps rather than a range of 700 bps to 1100 bps. Elliott does not believe that these changes had a material effect on its analysis.
o	In version 2, Elliott eliminated the reference to 50% upside from EPS improvements and 7% upside from corporate expense reduction to reflect a uniform approach for all aspects of the business (Elliott had not provided percentage changes for improvement at GRP and TCS). Elliott does not believe that these changes had a material effect on its analysis.
o	In version 5, Elliott’s description of Arconic’s 2016 Revenue Guidance was adjusted from $14.7 billion of revenue to $14.4 billion to reflect LME/FX changes and the sale of the Remele medical device business. Elliott believed that this change was more favorable to Arconic.
o	In version 4, slide 25 was adjusted to exclude EVP Business Services and EVP Business Development roles given the unclear status of these roles at Arconic today.

•	On February 1, 2017, Elliott issued a letter to the Company’s shareholders stating that Elliott believes fundamental change is needed at the Company, and the election of the Nominees to the Board is necessary to catalyze such a change. In the letter, Elliott also discussed its engagement of former Spirit AeroSystems, Inc. (“Spirit Aerosystems”) CEO Larry Lawson as a consultant. Elliott also filed an amendment to its Schedule 13D disclosing a 12.1% economic interest in the Company.

•	On February 3, 2017, Elliott updated its letter to the Company’s shareholders dated February 1, 2017, to provide additional information with respect to the opportunity size of potential operational improvements at Arconic and to reduce the illustrative upper end of the range of share prices that Elliott believes Arconic can achieve (based on the application of an appropriate industry multiple) following the implementation of certain improvements.
•	On February 6, 2017, the Board issued a letter to Arconic’s shareholders stating the Board’s support for the Company’s strategic direction and the continued leadership of Chairman and CEO Dr. Kleinfeld.

•	On February 7, 2017, Elliott issued a letter to the Board responding to its letter dated February 6, 2017. Elliott also issued a press release including the full text of the letter.

•	On February 13, 2017, Elliott issued a letter calling for the Board to take action, in light of the level of shareholder support witnessed since Elliott announced its nomination of the Nominees for election to the Board at the 2017 Annual Meeting, and suggested the Board consider Larry Lawson as Chief Executive Officer. Elliott also issued a press release including the full text of the letter.
•	On February 23, 2017, Elliott issued a letter to the Board requesting that the Board form a search committee and conduct a full search for a new Chief Executive Officer without delay, and suggesting that the Board consider Larry Lawson as a lead candidate. Elliott also issued a press release including the full text of the letter.
•	On February 24, 2017, Jon Pollock, Co-Chief Executive Officer and Co-Chief Investment Officer of Elliott Management Corporation, spoke to Company director Mme. Russo about engaging on a collaborative solution at Arconic and encouraged Mme. Russo and the other members of the Board to work constructively with Elliott to achieve a positive outcome for all involved.

•	On February 28, 2017, Elliott filed an amendment to its Schedule 13D disclosing a 13.4% economic interest in the Company.

•	On March 2, 2017, the Company announced the appointment of David P. Hess to the Board to take the seat to be vacated by Martin S. Sorrell, effective March 10, 2017. The Company also announced certain proposed changes to the Company’s corporate governance practices, including certain proposals to be reflected in the Company’s proxy statement, and the Board issued a letter to Arconic’s shareholders reaffirming its support for the continued leadership of Dr. Kleinfeld.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT immediate change in leadership is needed AT Arconic

We have a 13.4% economic interest in Arconic, making us the Company’s largest shareholder. We are convinced that Arconic has a world-class asset base and a high-quality workforce that, if managed properly, with prudent reinvestment of capital, should produce substantial returns for its shareholder owners. However, under the leadership of current CEO Dr. Klaus Kleinfeld, the Company has failed to achieve its potential, and has destroyed considerable shareholder value. After performing extensive due diligence on the Company and holding numerous meetings with management and Arconic directors, our conclusion is clear and unambiguous: immediate change in leadership is needed for Arconic to reliably and sustainably create shareholder value.

At this juncture in the Company’s evolution, with its focus having been narrowed, we believe that a leader with a demonstrated capability to deliver consistently excellent operational results would greatly benefit Arconic and its long-term shareholders. We have engaged former Spirit AeroSystems CEO Larry Lawson as a consultant based on our belief that Mr. Lawson should be a leading candidate for the Board to consider to become the Company’s CEO.

Elliott agrees with the Board that this is a critically important, formative time for Arconic. We strongly believe that Arconic has enormous potential, possessing a world-class asset base and high-quality workforce, but is held back by management leadership ill-suited to the key tasks ahead – disciplined operating execution and effective capital allocation. We have urged the Board to do what is clearly in the best interest of Arconic’s stakeholders and begin searching for Dr. Kleinfeld’s successor. However, thus far the Board, as currently composed, has been unwilling to take this logical step. As a result, we are soliciting your support to elect our Nominees at the 2017 Annual Meeting. Our Nominees would bring substantial expertise and deep experience to the Board, and would work with the other members of the Board to position the Company to act on the enormous value-creation opportunity present at Arconic today.

We are Concerned with the Company’s History of Disappointing Financial Results
Under Dr. Kleinfeld’s Leadership

Since Dr. Kleinfeld became CEO, on a total shareholder return basis, the Company has underperformed its own self-selected Proxy Peers’ median by 156% and the S&P 500 by 150%. In addition, the Company has underperformed the median return of its self-selected Industrials Proxy Peers, Materials Proxy Peers, and Aluminum Peers since Dr. Kleinfeld became CEO, and over nearly every cumulative annual period over the past eight years.1

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1 Source: Bloomberg. TSR 5/1/2008 – 10/31/2016, ending the day prior to the Separation. Proxy Peers, Industrial Proxy Peers, Material Proxy Peers, and Aluminum Peers as described in Alcoa’s 2016 Proxy Statement filed with the SEC on March 24, 2016.

As we detailed in our investor presentation dated January 31, 2017, even on an absolute basis, the Company’s annual returns were negative in most years since Dr. Kleinfeld has been its CEO, with the Company’s stock only outperforming peers in a single year since 2008.2 Making matters worse, in 23 of 35 quarters under Dr. Kleinfeld’s leadership, the Company’s stock price declined following earnings, including eight of the most recent ten quarters.3

In our view, the main driver of the Company’s undervaluation during Dr. Kleinfeld’s tenure is clear: the Company’s poor leadership culture. This is evidenced not only by the Company’s disappointing stock performance, but also its underwhelming operating results and high turnover among the Company’s executive leadership.

Operational, Strategic and Communications Failures During Dr. Kleinfeld’s Tenure
Evidence Arconic’s Need for New Leadership

We believe that the Company has made several value-destructive capital allocation decisions during Dr. Kleinfeld’s tenure as CEO. Most notably, the Company acquired Firth Rixson for approximately $3 billion (inclusive of a $150 million earn-out) in late 2014, more than 22x 2016 EBITDA. This acquisition was a startling and deeply concerning display of poor judgment, resulting in Firth Rixson contributing 61% less EBITDA and 41% less revenue than management promised. Management’s full history of poor strategic decisions can been seen when comparing the Company’s return on invested capital to its cost of capital. 4

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2 Peer Group Average. Peers as described in Alcoa’s 2016 Proxy Statement filed with the SEC on March 24, 2016. Source: Bloomberg. 2016 TSR: 1/1/2016 - 10/31/2016, the day before the Separation. 2008 TSR: 5/1/2008 - 12/31/2008, as Dr. Kleinfeld became Alcoa’s CEO in May of 2008. Peers are Alcoa’s 2016 self-selected Proxy Peers.

3 Analysis takes into account post-market trading following the release of the Company’s fourth quarter 2016 results, prior to Elliott’s announcement of its director nominations.

4 Bloomberg quarterly data June 2008 – September 2016.

We believe that Arconic also has a history of poor communication with investors and broken promises. Arconic’s largest and most valuable business, Engineered Products & Solutions (EPS), substantially missed both the original performance targets that management set for 2016 – at the 2015 Investor Day (November 2015) – and the subsequently revised-down targets set on the Q1 Earnings Call (April 2016).

We believe that lack of investor confidence in management’s ability to hit targets has resulted in an effective “management discount” for Arconic relative to peers. We believe that this view is supported by the significant positive movement in the Company’s stock price following our public announcement of our conclusion regarding the immediate need for change in leadership at Arconic.5

We Question the Company’s Recently Announced Corporate Governance Changes

We believe that the Company’s recently announced initiatives to change its corporate governance practices are reactionary and taken as a result of the scrutiny brought by Elliott’s criticisms of the Board in order to help prolong and preserve the leadership status quo at Aronic. We further believe that these changes effectively constitute an acknowledgment by Arconic of its historically poor corporate governance practices under Mr. Kleinfeld’s leadership as the Company’s Chairman and Chief Executive Officer. The Board had ample time and opportunity under Mr. Kleinfeld’s leadership to address Arconic’s corporate governance practices, including its classified board structure and supermajority shareholder approval requirements. Notably, Arconic could have sought to enhance its corporate governance in connection with the Separation by following suit with Alcoa Corporation’s Delaware incorporation (rather than Pennsylvania), annually elected board of directors, majority voting requirements and separated Chairman and CEO structure.

We are further concerned that the Company’s own supermajority voting provisions (requiring the approval of holders of 80% of the outstanding shares of Common Stock) make it extremely difficult for the proposals to declassify the Board and eliminate the supermajority voting provisions in the Charter to be approved by shareholders at the 2017 Annual Meeting. According to the Company’s proxy statement:

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5 In the eight trading days following the January 31st announcement of Elliott’s board nominations, through February 10th, Arconic stock has increased approximately thirty percent.

“In recent years, at several annual meetings, the Board of Directors has recommended to shareholders that they approve eliminating these three supermajority vote requirements in our Articles of Incorporation. However, these proposals did not receive sufficient support of the shareholders to be adopted.”

Notably, at the Company’s past five annual meetings of shareholders, an average of just 77.8% of the outstanding shares have been represented in person or by proxy, which amount would not be enough to constitute approval of the Company’s currently-proposed Charter amendments even if every single share present were voted in favor of a proposal. The Company’s proxy statement also states that the Board previously submitted and recommended in favor of a declassification proposal at the Company’s 2012 annual meeting of shareholders, but that the proposal failed to receive sufficient support. It should be noted that the Board recommended against a shareholder proposal to declassify the Board at the prior year’s 2011 annual meeting of shareholders. As a result, not only do we question the Board’s intentions with respect to these governance proposals, but we also question the manner in which the Board is seeking to implement these changes.

The Board acknowledges that these governance changes could be achieved through a Delaware reincorporation, which would only require the approval of a majority of the votes cast by holders of Common Stock, and potentially Arconic’s classes of preferred stock as separate classes, in connection with such a reincorporation. We therefore do not understand the Company’s decision to put these governance changes up for shareholder approval as Charter amendments when identical proposals have failed to garner the level of support required at several previous annual meetings. We believe that a change in corporate jurisdiction to Delaware would also further improve the Company’s corporate governance (through the application of Delaware corporate law going forward). We believe that if the Board were fully committed to enhancing the Company’s corporate governance in the timeliest and most probable manner, then it would have proposed to effect the transfer of the Company’s jurisdiction from Pennsylvania to Delaware at the 2017 Annual Meeting.

Our Nominees Have the Experience, Qualifications and Commitment Necessary
to Unlock Value for Shareholders

For the reasons set forth above, we believe that immediate change in leadership is needed for Arconic to reliably and sustainably create shareholder value. We have identified and are nominating [four] highly qualified directors who would bring substantial expertise and deep experience to the Board, and would work with the other members of the Board to position the Company to act on the enormous value-creation opportunity present at Arconic today.

[Christopher L. Ayers recently served as the President and Chief Executive Officer of WireCo WorldGroup, Inc., a leading producer of specialty steel wire ropes and high performance synthetic ropes, from July 2013 to January 2017. Prior to joining WireCo, Mr. Ayers served as an Executive Vice President of Alcoa Inc. and President of its Global Primary Products Business, and President of the PCC Forgings Division of Precision Castparts Corp. Mr. Ayers’ extensive experience in the specialty materials industry, including his previous executive service with the Company prior to its separation into two publicly traded companies, makes him well-qualified to serve on the Board.]

[Elmer L. Doty is currently an Operating Executive at The Carlyle Group LP, a multinational private equity, alternative asset management and financial services corporation. Mr. Doty’s professional background also includes experience as Chief Executive Officer of Accudyne Industries LLC and Vought Aircraft Industries, Inc., and a senior executive of United Defense Industries, Inc. and FMC Corporation. Mr. Doty’s years of management experience as a senior executive and a deep knowledge of the aerospace and defense industries will be a valuable addition to the Board.]

[Charles M. Hall is currently self-employed after most recently serving as President and Chief Executive Officer of AM General LLC, a company that designs, engineers, manufactures, supplies and supports specialized vehicles for military and commercial customers worldwide, where he also served as Chairman of its Advisory Board. Mr. Hall’s significant leadership experience in the defense sector and his knowledge of complex organizations and external agencies will make him a valuable addition to the Board.]

[Bernd F. Kessler is currently self-employed and has served as a director of Polaris Industries Inc., a manufacturer of motorcycles, snowmobiles, ATVs and neighborhood electric vehicles, where he also serves as a member of its Audit Committee, Corporate Governance and Nominating Committee and Technology Committee. Mr. Kessler’s significant operating and leadership experience with global businesses and his strong background in engineering, operational excellence and organizational development will make him a valuable addition to the Board.]

[Patrice E. Merrin is currently an international business executive and corporate director. Ms. Merrin currently serves as a director of Stillwater Mining Company, a palladium and platinum mining company, where she is also Chairman of the Corporate Governance & Nominating Committee and a member of the Compensation Committee, Glencore plc, a multinational commodity trading and mining company, and Novadaq Technologies Inc., a developer of fluorescence imaging solutions. Ms. Merrin’s significant experience serving as a director of public companies and industry insights will make her a valuable addition to the Board.]

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

The Company has a classified Board, which currently consists of 13 directors and is divided into three classes. Directors are elected for three-year terms. We believe that the terms of five directors serving on the Board expire at the 2017 Annual Meeting. We are seeking to change a minority of the Board. We are soliciting proxies to elect not only our [four] director nominees, [but also the candidates who have been nominated by the Company other than Messrs. Hess, Kleinfeld and Tata and Ms. Alving]. This gives shareholders the ability to vote for the total number of directors up for election at the 2017 Annual Meeting. If elected, our nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to position Arconic to maximize shareholder value. However, our Nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to do so, including replacing Dr. Kleinfeld as the Company’s CEO and selecting a successor.

THE NOMINEES

Set forth below are the names, ages, business addresses and business experience for the past five years and certain other information for our Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. This information has been furnished to Elliott by our Nominees. In addition, the table below sets forth a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure.

Christopher L. Ayers Age: 50 2400 W. 75th Street Prairie Village, KS 66208	Mr. Ayers most recently served as the President and Chief Executive Officer of WireCo WorldGroup, Inc. (“WireCo”), a leading producer of specialty steel wire ropes and high performance synthetic ropes, from July 2013 to January 2017. Mr. Ayers has served as a director of Universal Stainless & Alloy Products, Inc. (NASDAQ:USAP), a producer of semi-finished and finished specialty steel including nickel alloy, aerospace grade low alloy and stainless steel, since 2009, where he also serves as a member of its Audit Committee, Nominating and Governance Committee and Compensation Committee (which he chairs). Prior to joining WireCo, Mr. Ayers served as an Executive Vice President of Alcoa Inc. and President of its Global Primary Products Business from May 2011 to May 2013. Prior to becoming President of that business, Mr. Ayers served as Chief Operating Officer from September 2010 to May 2011. Mr. Ayers also served as the Chief Operating Officer of Alcoa Cast, Forged and Extruded Products from February 2010 to August 2010. From 1999 through 2008, Mr. Ayers served in various management roles at Precision Castparts Corp., a manufacturer of metal components and products, including as Executive Vice President from 2006 to 2008, President - PCC Forgings Division from 2006 to 2008, President - Wyman Gordon Forgings from 2004 to 2006 and Vice President/General Manager from 2003 to 2004. Mr. Ayers earned a Master’s of Business Administration degree from the University of Connecticut, and from the Georgia Institute of Technology he earned both a Master’s of Science and Bachelor’s degree in Aerospace Engineering. We believe that Mr. Ayers’ extensive experience in the specialty materials industry, including his previous executive service with the Company prior to its separation into two publicly traded companies, makes him well-qualified to serve on the Board.

Elmer L. Doty Age: 62 24 Robledo Drive Dallas, TX 75230	Mr. Doty has served as an Operating Executive at The Carlyle Group LP (NASDAQ:CG), a multinational private equity, alternative asset management and financial services corporation, since March 2016, where he previously held the same role from March 2012 to December 2012. From December 2012 to February 2016, Mr. Doty served as President and Chief Executive Officer of Accudyne Industries LLC, a provider of precision engineered, process-critical and technologically advanced flow control systems and industrial compressors. From 2006 until its acquisition by Triumph Group, Inc. (NYSE:TGI) (“Triumph Group”) in 2010, Mr. Doty served as the President and Chief Executive Officer of Vought Aircraft Industries, Inc. (“Vought”), a former aerospace firm, where he also served as a director. Following Triumph Group’s acquisition of Vought, Mr. Doty served as the President of Triumph Aerostructures – Vought Aircraft Division until December 2010, and also as a director of Triumph Group, a leader in manufacturing and overhauling aerospace structures, systems and components, from June 2010 to December 2013. Prior to joining Vought, from 2001 to 2005, Mr. Doty served as EVP and General Manager – Land Systems Division of United Defense Industries, Inc. (now BAE Systems), a former United States defense contractor. Mr. Doty’s professional background also includes experience with General Electric Company and FMC Corporation. Mr. Doty earned a Master’s of Science degree in Mechanical Engineering and a Bachelor of Science in Nuclear Engineering, both from the University of Missouri. We believe that Mr. Doty’s years of management experience as a senior executive and a deep knowledge of the aerospace and defense industries will be a valuable addition to the Board.

Charles M. Hall Age: 65 111 Faison Road Chapel Hill, NC 27517	Mr. Hall is currently self-employed after most recently serving as President and Chief Executive Officer of AM General LLC (“AM General”), a company that designs, engineers, manufactures, supplies and supports specialized vehicles for military and commercial customers worldwide, from January 2011 to January 2016, where he also served as Chairman of its Advisory Board. Prior to joining AM General, Mr. Hall enjoyed a 37-year career with General Dynamics Corporation (NYSE:GD) (“General Dynamics”), a global aerospace and defense company, where he held numerous positions after initially joining the company in 1973. Mr. Hall’s experience with General Dynamics includes serving in executive roles such as Executive Vice President – Combat Systems (from 2005 to 2010), Vice President – President of General Dynamics Land Systems, a business unit of General Dynamics and the global leader in the design, engineering, production, support and sustainment of tracked and wheeled military vehicles around the world (from 1999 to 2005), and Vice President – Production and Delivery of General Dynamics Land Systems (from 1997 to 1999). Mr. Hall’s experience also includes previously serving as Chairman of the Management Board of General Dynamics European Land Systems, a business unit of General Dynamics operating in Europe. Mr. Hall earned a Master of Arts degree in Business Management from Central Michigan University and graduated with a Bachelor of Science degree from Western Michigan University. We believe that Mr. Hall’s significant leadership experience in the defense sector and his knowledge of complex organizations and external agencies will make him a valuable addition to the Board.

Bernd F. Kessler Age: 58 Burgstrasse 10 82064 Strasslach Germany	Mr. Kessler is currently self-employed and has served as a director of Polaris Industries Inc. (NYSE:PII), a manufacturer of motorcycles, snowmobiles, ATVs and neighborhood electric vehicles, since 2010, where he also serves as a member of its Audit Committee, Corporate Governance and Nominating Committee and Technology Committee. From January 2008 through January 2010, Mr. Kessler served as Chief Executive Officer of SRTechnics AG, one of the world’s largest independent aircraft, component and engine service providers. From September 2004 through October 2007, Mr. Kessler was the President and Chief Executive Officer of MTU Maintenance, a subsidiary of MTU Aero Engines AG (ETR:MTX), an aero engine design, development, manufacturing and service company. Prior to September 2004, Mr. Kessler held management and executive positions for 20 years at Honeywell International Inc. (NYSE:HON), a diversified technology and manufacturing company, and at its predecessor company AlliedSignal Inc. Among other roles he held, Mr. Kessler led Honeywell’s Aerospace aftermarket services business with 27 facilities around the world. Mr. Kessler also currently serves as a director of each of Flowcastings GmbH, a company specializing in the development and investment casting of components for the High Pressure Turbine (HPT) and Low Pressure Turbine (LPT) sections of commercial and military aircraft engines (since May 2013); Zitec GmbH, a modern trade, technology and service company (since May 2013); and RENA Technologies GmbH, one of the world’s leading suppliers of production equipment for wet chemical surface treatment (since March 2015), where he also serves as its Chairman. Mr. Kessler previously served as a director of each of JorAMCo Ltd., a leading commercial aircraft maintenance, repair and overhaul (MRO) facility (December 2010 to September 2016), and Finnair Technical Services Oy, a provider of aircraft and component repair and overhaul services (April 2010 to December 2012). Mr. Kessler earned a Masters of Business Administration degree from City University Bellevue (Washington) and graduated with a Dipl. Ing. (B.Sc.) in Mechanical Engineering from Constance College (Germany). We believe that Mr. Kessler’s significant operating and leadership experience with global businesses and his strong background in engineering, operational excellence and organizational development will make him a valuable addition to the Board.

Patrice E. Merrin Age: 68 92 Birch Avenue Toronto, Ontario M4V1C8	Ms. Merrin is an international business executive and corporate director. Ms. Merrin has served as a director of Stillwater Mining Company (NYSE:SWC), a palladium and platinum mining company, since May 2013, where she is also Chairman of the Corporate Governance & Nominating Committee and a member of the Compensation Committee. She has also served as a director of Glencore plc (LON:GLEN), a multinational commodity trading and mining company, since June 2014, and Novadaq Technologies Inc. (NASDAQ:NVDQ), a developer of fluorescence imaging solutions, since March 2015. Previously, Ms. Merrin served as Chairman of the board of directors of CML HealthCare Inc., a leading provider of private laboratory testing services, from 2011 until October 2013, where she had served as a director since 2008. She served as a director of Ornge, Ontario’s air ambulance service, from January 2012 to January 2015, and was a director of Climate Change and Emissions Management Corporation, created to support Alberta’s initiatives on climate change and the reduction of emissions, from 2009 to April 2014. From October 2009 to June 2011, Ms. Merrin served as a director of Enssolutions Group Inc., a provider of engineered environmental applications for mine tailings control, process dust and stockpile sealing. She also served as a director of The NB Power Group, which generates and distributes electricity from nuclear, hydro, wind and oil, from 2007 to 2009. From 2005 to 2006, Ms. Merrin served as President, CEO and a director of Luscar Ltd. (“Luscar”), Canada’s largest producer of thermal coal, and as Executive Vice President from 2004 to 2005. Before joining Luscar, from 1999 to 2004, Ms. Merrin was Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S), a diversified international natural resources company. Ms. Merrin was a member of the National Advisory Panel on Sustainable Energy Science & Technology from 2005 to 2006, and from 2003 to 2006, was a member of Canada’s National Round Table on the Environment and the Economy. Ms. Merrin holds a Bachelor of Arts degree from Queen’s University in Kingston, Ontario, and completed the Advanced Management Programme at INSEAD. We believe that Ms. Merrin’s significant experience serving as a director of public companies and industry insights will make her a valuable addition to the Board.

As of the date hereof, Mr. Ayers beneficially owns 100 shares of Common Stock. The shares of Common Stock directly owned by Mr. Ayers were purchased in the open market with personal funds. Except for a purchase of 100 shares of Common Stock on November 1, 2016, there have been no transactions in the securities of the Company during the past two years by Mr. Ayers. As of the date hereof, Messrs. Doty, Hall, and Kessler and Ms. Merrin do not own beneficially or of record any securities of the Company and have not entered into any transactions in securities of the Company during the past two years. Messrs. Ayers, Doty and Hall are citizens of the United States of America. Mr. Kessler is a citizen of Germany. Ms. Merrin is a citizen of each of Canada and Ireland.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he or she does not directly own.

Elliott Associates, Elliott International, and the other Participants (other than Mr. Lawson) are collectively referred to as the “Group” herein.

Elliott Associates and Elliott International have entered into an engagement and indemnification agreement with each of the Nominees. Pursuant to such agreements, Elliott Associates and Elliott International have agreed to indemnify each of the Nominees for certain potential claims in connection with their standing as candidates for election to the Board, and Elliott Associates and Elliott International have agreed to pay each Nominee (i) a fee of $50,000 upon submission of all information required in connection with their respective nominations and (ii) an additional fee of $50,000 upon being named as a nominee in the preliminary proxy statement filed by Elliott Associates and Elliott International in connection with the 2017 Annual Meeting. The Nominees are required to use the after-tax proceeds from such fees to purchase shares of Common Stock promptly following the date of the 2017 Annual Meeting; provided, however, in the event a Nominee is unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, such Nominee shall have five (5) days from the first date that such Nominee can transact in the securities of the Company to acquire such securities. Such agreements have no ongoing obligations or contingencies relating to the time from and after the Nominees are elected as directors of the Company.

On January 31, 2016, Elliott Associates, Elliott International, EICA (as defined below) and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things the parties agreed to (i) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (ii) solicit proxies for the election of the Nominees at the 2017 Annual Meeting.

Other than as stated herein, there are no arrangements or understandings between Elliott Associates, Elliott International, and the other Participants or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the 2017 Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The corporate governance guidelines of the Company, which are available on the Company’s website at http://www.arconic.com/global/en/investors/governance-guidelines.asp, provide that determinations of independence shall be made by the Board in accordance with the listing standards of the New York Stock Exchange and Arconic’s Director Independence Standards, which are available on the Company’s website at http://www.arconic.com/global/en/investors/director-independence-std.asp. Based on the information furnished by the Nominees, Elliott believes each of the Nominees is independent under such standards and Elliott has no knowledge of any facts that would prevent the determination that each of the Nominees is independent under such standards. No Nominee is a member of the Company’s audit, compensation and benefits, executive, governance and nominating, or international committee that is not independent under any such committee’s applicable independence standards.

The Nominees, if elected at the 2017 Annual Meeting, would hold office until the Company’s 2020 Annual Meeting of Shareholders or until their respective successors have been duly elected and qualified. Each of the Nominees has consented to being named as a nominee in this Proxy Statement and, if elected, to serving as a director of the Company.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the shareholders in accordance with his or her duties as a director.

While we currently intend to vote all of the Elliott Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Elliott Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders. We would only intend to vote some or all of the Elliott Group Shares for some or all of the Company’s director nominees in a different manner than we are otherwise recommending in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the 2017 Annual Meeting and that by voting the Elliott Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all shareholders. Shareholders should understand, however, that all shares of Common Stock represented by the enclosed BLUE proxy card will be voted at the 2017 Annual Meeting as marked.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD

PROPOSAL NO. 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders ratify the Audit Committee’s appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. Additional information regarding this proposal is contained in the Company’s proxy statement.

We do not object to the ratification of the Audit Committee’s appointment of PricewaterhouseCoopers LLP and recommend that you vote “FOR” this proposal by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 3 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders vote to approve, on an advisory basis, the executive compensation programs and policies and the resulting 2016 compensation of the individuals listed in the “2016 Summary Compensation Table” on page 77 (the Company’s “named executive officers”), as described in the Company’s proxy statement. The Board is asking shareholders to approve of the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative discussion, is hereby APPROVED.”

As discussed in the Company’s proxy statement, this advisory vote on executive compensation will not be binding on the Compensation and Benefits Committee of the Board and it will not affect, limit or augment any existing compensation or awards. As discussed in the Company’s proxy statement, the Compensation and Benefits Committee will, however, take into account the outcome of the vote when considering future compensation arrangements. Additional information regarding this proposal is contained in the Company’s proxy statement.

We recommend that you vote “[_______]” the approval, on an advisory basis, of the compensation of the Company’s named executive officers by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 4 — ADVISORY VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders vote on the frequency of the required advisory vote on the compensation of the Company’s named executive officers. Shareholders may elect to have the vote held annually, every two years or every three years, or may abstain. According to the Company’s proxy statement, the Company has adopted a policy that it will follow the alternative that receives the plurality of votes cast. Additional information regarding this proposal is contained in the Company’s proxy statement.

We recommend that you vote “ONE YEAR” with respect to the Company’s proposal to approve, on an advisory basis, of the frequency of the executive compensation vote, by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 5 — ELIMINATE SUPERMAJORITY VOTING REQUIREMENT IN THE ARTICLES OF INCORPORATION REGARDING AMENDING ARTICLE SEVENTH (FAIR PRICE PROTECTION)

As discussed in further detail in the Company’s proxy statement, the Company has proposed to eliminate the supermajority voting requirement as it applies to Article SEVENTH, concerning fair price protection, in the Charter and replace it with a majority of the outstanding voting shares requirement. This proposal requires the approval of holders of 80% of the outstanding shares of Common Stock. Additional information regarding this proposal is contained in the Company’s proxy statement.

Elliott had previously publicly urged the Board to bring its corporate-governance standards into line with globally-recognized best practices, including, but not limited to, by eliminating supermajority voting requirements from the Charter. Elliott is disappointed that the Company determined to propose these corporate governance changes as a series of Charter amendments rather than through a proposal to reincorporate the Company in Delaware, which would have only required the approval of a majority of the outstanding Common Stock.

Nevertheless, we recommend that you vote “FOR” this proposal by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 6 — ELIMINATE SUPERMAJORITY VOTING REQUIREMENT IN THE ARTICLES OF INCORPORATION REGARDING AMENDING ARTICLE EIGHTH (DIRECTOR ELECTIONS)

As discussed in further detail in the Company’s proxy statement, the Company has proposed an approval to eliminate the supermajority voting requirement as it applies to Article EIGHTH, concerning director elections, in the Charter and replace it with a majority of the outstanding voting shares requirement. This proposal requires the approval of holders of 80% of the outstanding shares of Common Stock. Additional information regarding this proposal is contained in the Company’s proxy statement.

Elliott had previously publicly urged the Board to bring its corporate-governance standards into line with globally-recognized best practices, including, but not limited to, by eliminating supermajority voting requirements from the Charter. Elliott is disappointed that the Company determined to propose these corporate governance changes as a series of Charter amendments rather than through a proposal to reincorporate the Company in Delaware, which would have only required the approval of a majority of the outstanding Common Stock.

Nevertheless, we recommend that you vote “FOR” this proposal by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 7 — ELIMINATE SUPERMAJORITY VOTING REQUIREMENT IN ARTICLE EIGHTH OF THE ARTICLES OF INCORPORATION RELATING TO THE REMOVAL OF DIRECTORS

As discussed in further detail in the Company’s proxy statement, the Company has proposed an approval to eliminate the supermajority voting requirement as it applies to Article EIGHTH, relating to the removal of directors, in the Charter and replace it with a majority of the outstanding voting shares requirement. This proposal requires the approval of holders of 80% of the outstanding shares of Common Stock. Additional information regarding this proposal is contained in the Company’s proxy statement.

Elliott had previously publicly urged the Board to bring its corporate-governance standards into line with globally-recognized best practices, including, but not limited to, by eliminating supermajority voting requirements from the Charter. Elliott is disappointed that the Company determined to propose these corporate governance changes as a series of Charter amendments rather than through a proposal to reincorporate the Company in Delaware, which would have only required the approval of a majority of the outstanding Common Stock.

Nevertheless, we recommend that you vote “FOR” this proposal by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 8 — ELIMINATE THE CLASSIFIED BOARD STRUCTURE BY APPROVING AMENDMENTS TO THE ARTICLES OF INCORPORATION

As discussed in further detail in the Company’s proxy statement, the Company has proposed to eliminate its classified Board structure by approving certain amendments to the Charter. Under Article EIGHTH of the Charter, the Board is divided into three classes, composed of directors each serving terms of office of three years. These proposed amendments to the Charter, if implemented, will eliminate the Company’s classified Board structure, so that directors will be elected on an annual basis with one-year terms. This proposal requires the approval of holders of 80% of the outstanding shares of Common Stock. Additional information regarding this proposal is contained in the Company’s proxy statement.

Elliott had previously publicly urged the Board to bring its corporate-governance standards into line with globally-recognized best practices, including, but not limited to, by eliminating its classified Board structure. Elliott is disappointed that the Company determined to propose these corporate governance changes as a series of Charter amendments rather than through a proposal to reincorporate the Company in Delaware, which would have only required the approval of a majority of the outstanding Common Stock.

Nevertheless, we recommend that you vote “FOR” this proposal by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

PROPOSAL NO. 9 — SHAREHOLDER PROPOSAL

As discussed in further detail in the Company’s proxy statement. Kenneth Steiner, a shareholder of the Company, has submitted a proposal to the Company, which calls for the Board to take the steps necessary so that each voting requirement in the Charter and By-laws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. Accordingly, the text of Mr. Steiner’s proposal follows:

“Proposal 9 — Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to “What Matters in Corporate Governance” by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy’s. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter and bylaws.

Please vote to enhance shareholder value: Simple Majority Vote- Proposal 9.”

We recommend that you vote “FOR” this proposal, if properly presented, by checking the appropriate box and signing, dating and returning the enclosed BLUE proxy card.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of Elliott, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

We have retained Okapi Partners for solicitation and advisory services in connection with solicitations relating to the 2017 Annual Meeting. Okapi Partners will receive a retainer of $[_______] applicable toward the final fee to be mutually agreed upon by Elliott and Okapi Partners and reimbursement of reasonable out-of-pocket expenses for its services to Elliott in connection with the solicitation. Approximately [___________] people may be employed by Okapi Partners to solicit proxies from the Company’s shareholders for the 2017 Annual Meeting. Elliott has agreed to indemnify Okapi Partners in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date. Elliott will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection herewith. In addition, directors, officers, members and certain other employees of Elliott and its affiliates may solicit proxies as part of their duties in the normal course of their employment without any additional compensation.

Elliott will pay all costs of the solicitation of proxies on behalf of Elliott and the other participants described in this Proxy Statement for the 2017 Annual Meeting. Elliott does not intend to seek reimbursement of those costs from the Company. The expenses incurred by Elliott or on Elliott’s behalf to date in furtherance of, or in connection with, the solicitation of proxies for the 2017 Annual Meeting is $[_______] and Elliott anticipates that its total expenses will be approximately $[_______]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

Through this Proxy Statement, we are soliciting proxies to elect not only our [four] director nominees, [but also the candidates who have been nominated by the Company other than Messrs. Hess, Kleinfeld and Tata and Ms. Alving]. This gives shareholders the ability to vote for the total number of directors up for election at the 2017 Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

ADDITIONAL PARTICIPANT INFORMATION

The “Participants” in the proxy solicitation are Elliott Associates, Elliott International, Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), Braxton Associates, Inc., a Delaware corporation (“Braxton”), Elliott Asset Management LLC, a Delaware limited liability company (“Asset Management”), Elliott International Capital Advisors Inc., a Delaware corporation (“EICA”), Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), Elliott Management Corporation, a Delaware corporation (“EMC”), The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”), Liverpool Associates Ltd., a Bermuda company (“Liverpool Associates”), Larry A. Lawson, Christopher L. Ayers, Elmer L. Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin.

The principal business of Elliott Associates is to purchase, sell, trade and invest in securities. The principal business of Elliott International is to purchase, sell, trade and invest in securities. The principal business of Capital Advisors is the furnishing of investment advisory services, and Capital Advisors also serves as general partner of Elliott Associates and managing member of Special GP. The principal business of Special GP is serving as a general partner of Elliott Associates. The principal business of Braxton is serving as a general partner of Capital Advisors. The principal business of Asset Management is serving as a general partner of Capital Advisors. The principal business of EICA is serving as the investment manager for Elliott International. The principal business of Hambledon is serving as a general partner of Elliott International. The principal business of EMC is providing management services to Elliott Associates, Elliott International and their affiliates. The principal business of Liverpool is to purchase, sell, trade and invest in securities. The principal business of Liverpool Associates is serving as a general partner of Liverpool. The principal occupation of Mr. Singer is serving as a general partner of Elliott Associates and Capital Advisors; sole director and president of EICA, as a managing member of Special GP, as a director and the president of Hambledon and as a director and the president and treasurer of Braxton. The principal occupation of Mr. Lawson is operating as a business consultant.

The business address of Elliott Associates is 40 West 57th Street, New York, New York 10019. The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies. The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019. The business address of Special GP is 40 West 57th Street, New York, New York 10019. The business address of Braxton is 40 West 57th Street, New York, New York 10019. The business address of Asset Management is 40 West 57th Street, New York, New York 10019. The business address of EICA is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies. The business address of Hambledon is Maples & Calder, P.O. Box 309, Ugland House, South Church Street George Town, Cayman Islands, British West Indies. The business address of EMC is 40 West 57th Street, New York, New York 10019. The business address of Liverpool is c/o Appleby Corporate Services (Bermuda) Ltd., Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. The business address of Liverpool Associates is c/o Appleby Corporate Services (Bermuda) Ltd., Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Liverpool Associates also has a business address c/o Elliott Associates, 40 West 57th Street, New York, New York 10019. The business address of Mr. Lawson is 100 Beach Road, Jupiter, Florida 33469.

Each of Messrs. Lawson and Singer is a citizen of the United States of America.

As of the date hereof, Elliott Associates, Elliott International and their affiliates beneficially owns 51,102,133 shares of Common Stock, representing approximately 11.7% of the outstanding shares of Common Stock. As of the date hereof, Elliott Associates beneficially owns 16,352,683 shares of Common Stock (including 8,002,092 shares of Common Stock owned directly by Liverpool, a wholly-owned subsidiary of Elliott Associates), constituting approximately 3.7% of the shares of Common Stock outstanding, and Elliott International beneficially owns 34,749,450 shares of Common Stock, constituting approximately 7.9% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 34,749,450 shares of Common Stock beneficially owned by Elliott International, constituting approximately 7.9% of the shares of Common Stock outstanding. As of the date hereof, Mr. Ayers beneficially owns 100 shares of Common Stock. As of the date hereof, none of Messrs. Lawson, Doty, Hall or Kessler or Ms. Merrin beneficially owns any shares of Common Stock.

In addition, (i) Singer, and Capital Advisors and Special GP, which are controlled by Singer, are the general partners of Elliott Associates and may all be deemed to beneficially own the shares of Common Stock held by Elliott Associates, (ii) Singer, Braxton and Asset Management are the general partners of Capital Advisors and may be deemed to beneficially own the shares of Common Stock held by Elliott Associates, (iii) Liverpool Partnership is a wholly-owned subsidiary of Elliott Associates, and Liverpool Associates is a wholly-owned subsidiary of Elliott Associates and is the sole general partner of Liverpool Partnership and may be deemed to beneficially own the shares of Common Stock held by Liverpool Partnership, and (iv) EICA, as investment manager of Elliott International, and Hambledon, which is also controlled by Singer, as the sole general partner of Elliott International, and Singer, may be deemed to beneficially own the shares of Common Stock held by Elliott International. EMC provides management services to Elliott Associates, Elliott International and their affiliates.

Elliott Associates, through Liverpool, and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 2,324,005 and 4,938,512 shares of Common Stock, respectively (representing economic exposure comparable to less than 1% and approximately 1.1% of the shares of Common Stock of the Company, respectively). Collectively, the Derivative Agreements held by such parties represent economic exposure comparable to an interest in approximately 1.7% of the shares of Common Stock. The Derivative Agreements provide Elliott Associates and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). Each of Elliott Associates, Elliott International and their affiliates disclaim beneficial ownership in the Subject Shares.

On January 31, 2017, Elliott Associates and Elliott International entered into a Consulting Agreement (the “Consulting Agreement”) with Mr. Lawson. Elliott Associates and Elliott International have engaged Mr. Lawson as a consultant based on our belief that Mr. Lawson should be a leading candidate for the Board to consider to become the Company’s CEO. Mr. Lawson most recently served as President, Chief Executive Officer and a director of Spirit AeroSystems, the largest Tier 1 designer and manufacturer of metal and carbon fiber aero-structures for commercial and military aircraft, from April 2013 through July 2016. During his time leading Spirit AeroSystems and in prior positions with Lockheed Martin Corporation and its predecessor companies, Mr. Lawson gained extensive executive leadership experience with multinational aerospace and manufacturing companies, and significant knowledge relative to aircraft manufacturing, business development, engineering operations, international marketing and performance-based logistics. We have engaged Mr. Lawson, at our own expense, because we understand the value of finding a highly-in-demand operating executive with such a superb track record and directly relevant experience who would be available to lead the kind of turnaround necessary at Arconic.

Pursuant to the Consulting Agreement, Mr. Lawson has agreed to perform certain consulting, advisory and other services to Elliott Associates and Elliott International, including with respect to Elliott International’s nomination of the Nominees for election to the Board and the anticipated proxy solicitation in connection therewith. Elliott Associates and Elliott International have agreed to pay Mr. Lawson $100,000 per calendar month during the term of the agreement, which is to expire on May 31, 2017; provided, that (i) Mr. Lawson may terminate the Consulting Agreement immediately upon written notice to Elliott Associates and Elliott International, (ii) following May 31, 2017 and the payment of the fee due on August 1, 2017 (if applicable and as explained further below), Elliott Associates and Elliott International may terminate the Consulting Agreement immediately upon written notice to Mr. Lawson, and (iii) unless written notice of non-renewal is provided prior to the expiration of the then effective term, the Consulting Agreement shall automatically extend for successive periods of three calendar months. Further, Elliott Associates and Elliott International have agreed to pay Mr. Lawson a lump sum of $1,000,000 on the date of such agreement, and if Mr. Lawson becomes the Chief Executive Officer of the Company on or prior to July 31, 2017, Mr. Lawson is required to use the after-tax proceeds from such lump sum payment to purchase shares of Common Stock on the public market within fifteen (15) days of such date, subject to applicable trading restrictions imposed by the Company. Elliott Associates and Elliott International have also agreed to pay Mr. Lawson an additional fee of $3,000,000 on August 1, 2017 to the extent he is not named as Chief Executive of the Company on or prior to July 31, 2017.

Before Mr. Lawson retired from Spirit AeroSystems, he executed a Retirement and Consulting Agreement and General Release, dated as of June 7, 2016 (the “Retirement Agreement”), which provided for, among other things, the extension of his then-existing non-competition obligations under his prior employment agreement with Spirit AeroSystems through July 31, 2018 and the continued vesting of grants previously received by Mr. Lawson under Spirit AeroSystems’ long-term incentive plans. Neither Elliott nor Mr. Lawson believes that his service as a consultant to Elliott or his potential service as a Chief Executive Officer of the Company would violate the terms of his Retirement Agreement.

In connection with the Consulting Agreement, Elliott Associates, Elliott International and Mr. Lawson also entered into an Indemnification Agreement pursuant to which Elliott Associates and Elliott International have agreed to indemnify Mr. Lawson for certain potential claims, losses and expenses. Spirit Aerosystems has taken the position that Mr. Lawson’s service as a consultant to Elliott constitutes a breach of the Retirement Agreement and has withheld certain payments thereunder. Elliott has indemnified Mr. Lawson for such withheld payments.

Other than as disclosed on elsewhere in this Proxy Statement, Elliott Associates, Elliott International, and the other Participants have not effected any transaction in securities of the Company in the past two years. The shares of Common Stock owned by Elliott Associates and Elliott International were acquired by Elliott Associates and Elliott International using prime brokerage account margin borrowing and cash on hand. The Common Stock owned by Elliott Associates and Elliott International may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing and/or stock borrowing in connection with purchasing, borrowing or holding of securities, and such Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and/or stock loan terms, together with all other securities held therein. As of the date hereof, no part of the purchase price or market value of any of the Common Stock held by Elliott is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Common Stock. Each of the Participants disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement except to the extent of his, her or its pecuniary interest therein.

The Group may be deemed to beneficially own the 51,102,233 shares of Common Stock owned in the aggregate by all of the Participants (other than Mr. Lawson). Each Participant disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the Participants, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2017 Annual Meeting; (xii) no participant holds any positions or offices with the Company; (xiii) no participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. Elliott will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Okapi Partners, at the following address or phone number: 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, or call toll free at (877) 869-0171. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Elliott.

This Proxy Statement is dated ___________, 2017. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Company’s 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”) must, in order to be considered for inclusion in the Company’s proxy statement and the form of proxy for the 2018 Annual Meeting, be received by the Company at its principal executive officers no later than ___________, 2018 and must otherwise comply with Rule 14a-8. Address all shareholder proposals to: Arconic Inc., 390 Park Avenue, New York, New York 10022.

For any proposal that is not submitted for inclusion in next year’s proxy statement, but is instead sought to be presented directly at the 2018 Annual Meeting, notice of intention to present the proposal, including all information required to be provided by the shareholder in accordance with the By-Laws, must be received in writing at the Company’s principal executive offices by ___________. Address all notices of intention to present proposals at the 2018 Annual Meeting to: Arconic Inc., Corporate Secretary’s Office, 390 Park Avenue, New York, New York 10022.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s proxy statement and the By-Laws. The incorporation of this information in this Proxy Statement should not be construed as an admission by any of the participants that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2017 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

___________, 2017

Thank you for your support.

ELLIOTT ASSOCIATES, L.P. ELLIOTT INTERNATIONAL, L.P.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Transactions listed below taking place prior to November 1, 2016 were in securities of “Alcoa Inc.”, prior to its Separation into “Arconic Inc.” and “Alcoa Corporation”. Transactions listed below taking place on or after November 1, 2016 were in securities of “Arconic Inc.”.

Transactions listed below taking place prior to October 6, 2016 do not reflect the Company’s 1 for 3 reverse stock split of the Common Stock effective at market open on October 6, 2016.

Elliott Associates, L.P.

The following transactions were effected by Elliott Associates, L.P. in the Common Stock:

Security	Date	Amount of Shs. Bought
Common Stock	24-Feb-2017	80,001
Common Stock	24-Feb-2017	144,000
Common Stock	23-Feb-2017	192,000
Common Stock	22-Feb-2017	240,000
Common Stock	21-Feb-2017	128,000
Common Stock	17-Feb-2017	(2,170,227)*
Common Stock	16-Feb-2017	(2,001,199)*
Common Stock	16-Feb-2017	128,000
Common Stock	15-Feb-2017	136000
Common Stock	14-Feb-2017	72,000
Common Stock	13-Feb-2017	24,000
Common Stock	13-Feb-2017	40,000
Common Stock	10-Feb-2017	40,000
Common Stock	07-Feb-2017	16,000
Common Stock	06-Feb-2017	24,000
Common Stock	01-Feb-2017	80,000
Common Stock	27-Jan-2017	80,000
Common Stock	19-Jan-2017	33,600
Common Stock	19-Jan-2017	35,200
Common Stock	19-Jan-2017	72,000
Common Stock	17-Jan-2017	79,422
Common Stock	13-Jan-2017	305,600
Common Stock	13-Jan-2017	24,000
Common Stock	13-Jan-2017	20,880
Common Stock	12-Jan-2017	129,856
Common Stock	12-Jan-2017	375,040
Common Stock	12-Jan-2017	64,000
Common Stock	11-Jan-2017	52,203
Common Stock	11-Jan-2017	145,308
Common Stock	10-Jan-2017	25,495
Common Stock	10-Jan-2017	112,000
Common Stock	09-Jan-2017	94,023
Common Stock	06-Jan-2017	43,426

I-1

Common Stock	05-Jan-2017	216,000
Common Stock	05-Jan-2017	64,000
Common Stock	05-Jan-2017	64,000
Common Stock	05-Jan-2017	46,550
Common Stock	01-Dec-2016	160,000
Common Stock	01-Dec-2016	397,411
Common Stock	29-Nov-2016	32,000
Common Stock	29-Nov-2016	48,000
Common Stock	29-Nov-2016	130,589
Common Stock	29-Nov-2016	32,000
Common Stock	15-Nov-2016	19
Common Stock	14-Nov-2016	272,000
Common Stock	11-Nov-2016	167,360
Common Stock	11-Nov-2016	6,701
Common Stock	10-Nov-2016	320,000
Common Stock	09-Nov-2016	43,689
Common Stock	09-Nov-2016	320,000
Common Stock	08-Nov-2016	276,311
Common Stock	04-Nov-2016	24,000
Common Stock	04-Nov-2016	32,000
Common Stock	04-Nov-2016	232,000
Common Stock	03-Nov-2016	176,000
Common Stock	02-Nov-2016	320,000
Common Stock	01-Nov-2016	226,666.00
Common Stock	01-Nov-2016	188.00
Common Stock	01-Nov-2016	1,808,255.00
Common Stock	21-Oct-2016	112,000
Common Stock	21-Oct-2016	112,000
Common Stock	20-Oct-2016	2,667
Common Stock	20-Oct-2016	64,000
Common Stock	19-Oct-2016	40,000
Common Stock	19-Oct-2016	96,000
Common Stock	18-Oct-2016	834
Common Stock	18-Oct-2016	35,185
Common Stock	18-Oct-2016	107,981
Common Stock	18-Oct-2016	176,000
Common Stock	29-Jan-2016	244,040
Common Stock	26-Jan-2016	1,700,000*
Common Stock	25-Jan-2016	187,000*
Common Stock	22-Jan-2016	1,882,750*
Common Stock	22-Jan-2016	1,360,000*
Common Stock	05-Jan-2016	51,000
Common Stock	05-Jan-2016	102,000
Common Stock	04-Jan-2016	102,000
Common Stock	04-Jan-2016	68,000
Common Stock	31-Dec-2015	12,172
Common Stock	10-Dec-2015	850,000
Common Stock	10-Dec-2015	3,922,750
Common Stock	10-Dec-2015	1,882,750
Common Stock	10-Dec-2015	3,922,750
Common Stock	07-Dec-2015	6,681,300
Common Stock	20-Nov-2015	85,000
Common Stock	20-Nov-2015	255,000
Common Stock	20-Nov-2015	256,088
Common Stock	20-Nov-2015	170,000
Common Stock	26-Oct-2015	3,400
Common Stock	15-Oct-2015	510,000
Common Stock	07-Oct-2015	340,000
Common Stock	07-Oct-2015	510,000
Common Stock	07-Oct-2015	510,000

*       Reflects an internal transfer of Common Stock between Elliott Associates and Liverpool.

I-2

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on April 21, 2017:

Date	Amount of Securities Bought
18-Oct-2016	32,000
16-Sep-2016	13,120

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on January 20, 2017:

Date	Amount of Securities Bought / (Sold)
18-Oct-2016	(32,000)
13-Sep-2016	32,000

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on October 21, 2016:

Date	Amount of Securities Bought / (Sold)
16-Sep-2016	(13,120)
13-Sep-2016	(33,410)

Transactions Effected by Elliott Associates, L.P. in Call Options at $5 Expiring on December 1, 2015:

Date	Amount of Securities Bought / (Sold)
01-Oct-2015	4,420
30-Sep-2015	6,630
29-Sep-2015	7,198
28-Sep-2015	5,188
25-Sep-2015	2,968
24-Sep-2015	3,519
23-Sep-2015	2,550
22-Sep-2015	340
21-Sep-2015	6,800
18-Sep-2015	17,850
17-Sep-2015	9,350

Transactions Effected by Elliott Associates, L.P. in Physically Settled Swaps:

Date	Amount of Securities Bought / (Sold)
10-Dec-2015	(12,461,000)
10-Dec-2015	(2,720,000)
20-Nov-2015	510,000
19-Nov-2015	1,190,000
18-Nov-2015	510,000
17-Nov-2015	680,000
16-Nov-2015	680,000
13-Nov-2015	1,020,000
12-Nov-2015	1,020,000
11-Nov-2015	391,000
10-Nov-2015	510,000
09-Nov-2015	510,000
06-Nov-2015	340,000
05-Nov-2015	1,020,000
04-Nov-2015	1,020,000
03-Nov-2015	340,000
02-Nov-2015	510,000
30-Oct-2015	510,000
29-Oct-2015	1,360,000
28-Oct-2015	340,000

I-3

Elliott Associates, L.P. (through Liverpool)

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock:

Security	Date	Amount of Shs. Bought/ (Sold)
Common Stock	17-Feb-2017	128,000
Common Stock	17-Feb-2017	2,170,227*
Common Stock	16-Feb-2017	2,001,199*
Common Stock	26-Jan-2017	16,000
Common Stock	26-Jan-2017	16,000
Common Stock	26-Jan-2017	16,000
Common Stock	26-Jan-2017	32,000
Common Stock	25-Jan-2017	16,000
Common Stock	25-Jan-2017	80,000
Common Stock	24-Jan-2017	53,317
Common Stock	24-Jan-2017	90,683
Common Stock	23-Jan-2017	40,000
Common Stock	23-Jan-2017	72,000
Common Stock	20-Jan-2017	160,000
Common Stock	26-Jan-2016	(1,700,000)*
Common Stock	25-Jan-2016	(187,000)*
Common Stock	22-Jan-2016	(1,360,000)*
Common Stock	22-Jan-2016	(1,882,750)*
Common Stock	21-Jan-2016	34,000
Common Stock	21-Jan-2016	680,000
Common Stock	21-Jan-2016	136,000
Common Stock	21-Jan-2016	510,000
Common Stock	21-Jan-2016	340,000
Common Stock	20-Jan-2016	187,000
Common Stock	06-Jan-2016	68,000
Common Stock	06-Jan-2016	272,000
Common Stock	10-Dec-2015	1,882,750
Common Stock	15-Oct-2015	(510,000)
Common Stock	07-Oct-2015	510,000
Common Stock	06-Oct-2015	170,000
Common Stock	06-Oct-2015	510,000
Common Stock	05-Oct-2015	85,000
Common Stock	05-Oct-2015	85,000
Common Stock	02-Oct-2015	98,876
Common Stock	02-Oct-2015	35,998
Common Stock	02-Oct-2015	35,126

* Reflects an internal transfer of Common Stock between Elliott Associates and Liverpool.

I-4

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $8 Expiring on July 15, 2016:

Date	Amount of Securities Bought / (Sold)
29-Jan-2016	204
27-Jan-2016	17,000
25-Jan-2016	53
22-Jan-2016	1,783
20-Jan-2016	3,400
15-Jan-2016	6,800

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $8 Expiring on June 17, 2016:

Date	Amount of Securities Bought / (Sold)
27-Jan-2016	(17,000)
15-Jan-2016	17,000

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $10 Expiring on April 15, 2016:

Date	Amount of Securities Bought / (Sold)
10-Nov-2015	(5,100)
09-Nov-2015	(5,100)
22-Oct-2015	3,400
28-Sep-2015	6,800

Elliott International, L.P.

The following transactions were effected by Elliott International, L.P. in the Common Stock:

Security	Date	Amount of Shs. Bought/(Sold)
Common Stock	24-Feb-2017	169,999
Common Stock	24-Feb-2017	306,000
Common Stock	23-Feb-2017	408,000
Common Stock	22-Feb-2017	510,000
Common Stock	21-Feb-2017	272,000
Common Stock	17-Feb-2017	272,000
Common Stock	16-Feb-2017	272,000
Common Stock	15-Feb-2017	289,000
Common Stock	14-Feb-2017	153,000
Common Stock	13-Feb-2017	51,000
Common Stock	13-Feb-2017	85,000
Common Stock	10-Feb-2017	85,000
Common Stock	09-Feb-2017	68,000
Common Stock	08-Feb-2017	51,000
Common Stock	07-Feb-2017	34,000

I-5

Common Stock	06-Feb-2017	51,000
Common Stock	03-Feb-2017	153,000
Common Stock	02-Feb-2017	85,000
Common Stock	02-Feb-2017	51,000
Common Stock	01-Feb-2017	170,000
Common Stock	27-Jan-2017	170,000
Common Stock	26-Jan-2017	34,000
Common Stock	26-Jan-2017	68,000
Common Stock	26-Jan-2017	34,000
Common Stock	26-Jan-2017	34,000
Common Stock	25-Jan-2017	34,000
Common Stock	25-Jan-2017	170,000
Common Stock	24-Jan-2017	113,300
Common Stock	24-Jan-2017	192,700
Common Stock	23-Jan-2017	85,000
Common Stock	23-Jan-2017	153,000
Common Stock	20-Jan-2017	340,000
Common Stock	19-Jan-2017	153,000
Common Stock	19-Jan-2017	74,800
Common Stock	19-Jan-2017	71,400
Common Stock	17-Jan-2017	168,771
Common Stock	13-Jan-2017	649,400
Common Stock	13-Jan-2017	51,000
Common Stock	13-Jan-2017	44,371
Common Stock	12-Jan-2017	136,000
Common Stock	12-Jan-2017	275,943
Common Stock	12-Jan-2017	796,960
Common Stock	11-Jan-2017	308,778
Common Stock	11-Jan-2017	110,930
Common Stock	10-Jan-2017	238,000
Common Stock	10-Jan-2017	54,176
Common Stock	09-Jan-2017	199,800
Common Stock	06-Jan-2017	92,281
Common Stock	05-Jan-2017	136,000
Common Stock	05-Jan-2017	98,920
Common Stock	05-Jan-2017	136,000
Common Stock	05-Jan-2017	459,000
Common Stock	01-Dec-2016	340,000
Common Stock	01-Dec-2016	844,499
Common Stock	29-Nov-2016	68,000
Common Stock	29-Nov-2016	68,000
Common Stock	29-Nov-2016	277,501
Common Stock	29-Nov-2016	102,000
Common Stock	15-Nov-2016	39
Common Stock	14-Nov-2016	578,000
Common Stock	11-Nov-2016	355,640
Common Stock	11-Nov-2016	14,241
Common Stock	10-Nov-2016	680,000
Common Stock	09-Nov-2016	680,000
Common Stock	09-Nov-2016	92,838
Common Stock	08-Nov-2016	587,162
Common Stock	04-Nov-2016	51,000
Common Stock	04-Nov-2016	68,000
Common Stock	04-Nov-2016	493,000
Common Stock	03-Nov-2016	374,000
Common Stock	02-Nov-2016	680,000

I-6

Common Stock	21-Oct-2016	238,000
Common Stock	21-Oct-2016	238,000
Common Stock	20-Oct-2016	5,668
Common Stock	20-Oct-2016	136,000
Common Stock	19-Oct-2016	204,000
Common Stock	19-Oct-2016	85,000
Common Stock	18-Oct-2016	74,767
Common Stock	18-Oct-2016	374,000
Common Stock	18-Oct-2016	1,772
Common Stock	18-Oct-2016	229,461
Common Stock	29-Jan-2016	2,755,960
Common Stock	21-Jan-2016	264,000
Common Stock	21-Jan-2016	1,320,000
Common Stock	21-Jan-2016	660,000
Common Stock	21-Jan-2016	66,000
Common Stock	21-Jan-2016	990,000
Common Stock	20-Jan-2016	363,000
Common Stock	06-Jan-2016	528,000
Common Stock	06-Jan-2016	132,000
Common Stock	05-Jan-2016	99,000
Common Stock	05-Jan-2016	198,000
Common Stock	04-Jan-2016	198,000
Common Stock	04-Jan-2016	132,000
Common Stock	31-Dec-2015	23,628
Common Stock	10-Dec-2015	3,654,750
Common Stock	10-Dec-2015	3,654,750
Common Stock	10-Dec-2015	7,614,750
Common Stock	10-Dec-2015	1,650,000
Common Stock	10-Dec-2015	7,614,750
Common Stock	07-Dec-2015	12,969,700
Common Stock	20-Nov-2015	497,112
Common Stock	20-Nov-2015	495,000
Common Stock	20-Nov-2015	330,000
Common Stock	20-Nov-2015	165,000
Common Stock	26-Oct-2015	6,600
Common Stock	07-Oct-2015	990,000
Common Stock	07-Oct-2015	990,000
Common Stock	07-Oct-2015	660,000
Common Stock	07-Oct-2015	990,000
Common Stock	06-Oct-2015	330,000
Common Stock	06-Oct-2015	990,000
Common Stock	05-Oct-2015	165,000
Common Stock	05-Oct-2015	165,000
Common Stock	02-Oct-2015	191,936
Common Stock	02-Oct-2015	68,186
Common Stock	02-Oct-2015	69,878

Transactions Effected by Elliott International, L.P. in Physically Settled Swaps:

Date	Amount Of Securities Bought / (Sold)
10-Dec-2015	(24,189,000)
20-Nov-2015	990,000
19-Nov-2015	2,310,000
18-Nov-2015	990,000
17-Nov-2015	1,320,000
16-Nov-2015	1,320,000
13-Nov-2015	1,980,000
12-Nov-2015	1,980,000
11-Nov-2015	759,000
10-Nov-2015	990,000
09-Nov-2015	990,000
06-Nov-2015	660,000
05-Nov-2015	1,980,000
04-Nov-2015	1,980,000
03-Nov-2015	660,000
02-Nov-2015	990,000
30-Oct-2015	990,000
29-Oct-2015	2,640,000
28-Oct-2015	660,000

I-7

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on April 21, 2017:

Date	Amount of Securities Bought
18-Oct-2016	68,000
16-Sep-2016	27,880

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on January 20, 2017:

Date	Amount of Securities Bought / (Sold)
18-Oct-2016	(68,000)
13-Sep-2016	68,000

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on October 21, 2016:

Date	Amount of Securities Bought / (Sold)
16-Sep-2016	(27,880)
13-Sep-2016	(66,590)

Transactions Effected by Elliott International, L.P. in Call Options at $8 Expiring on July 15, 2016:

Date	Amount of Securities Bought / (Sold)
29-Jan-2016	398
27-Jan-2016	33,000
25-Jan-2016	102
22-Jan-2016	3,460
20-Jan-2016	6,600
15-Jan-2016	13,200

Transactions Effected by Elliott International, L.P. in Call Options at $8 Expiring on June 17, 2016:

Date	Amount of Securities Bought / (Sold)
27-Jan-2016	(33,000)
15-Jan-2016	33,000

I-8

Transactions Effected by Elliott International, L.P. in Call Options at $10 Expiring on April 15, 2016:

Date	Amount of Securities Bought / (Sold)
10-Nov-2015	(9,900)
09-Nov-2015	(9,900)
22-Oct-2015	6,600
28-Sep-2015	13,200

Transactions Effected by Elliott International, L.P. in Call Options at $5 Expiring on December 1, 2015:

Date	Amount of Securities Bought / (Sold)
01-Oct-2015	8,580
30-Sep-2015	12,870
29-Sep-2015	13,972
28-Sep-2015	10,072
25-Sep-2015	5,762
24-Sep-2015	6,831
23-Sep-2015	4,950
22-Sep-2015	660
21-Sep-2015	13,200
18-Sep-2015	34,650
17-Sep-2015	18,150

Christopher L. Ayers

Security	Date	Amount of Shs. Bought
Common Stock	01-Nov-2016	100

I-9

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Arconic Inc. with the Securities and Exchange Commission on ___________, 2017.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Elliott your proxy FOR the election of the Nominees and in accordance with Elliott’s recommendations on the other proposals on the agenda for the 2017 Annual Meeting by taking these three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Call Toll-Free at: (877) 869-0171

E-mail: info@okapipartners.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED ____________, 2017

Arconic Inc.

2017 ANNUAL MEETING OF shareHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

ELLIOTT ASSOCIATES, L.P.
ELLIOTT INTERNATIONAL, L.P.

THE BOARD OF DIRECTORS OF Arconic Inc.

IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints [______] and [______], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Arconic Inc., a Pennsylvania corporation (the “Company”), which the undersigned would be entitled to vote if personally present at the 2017 annual meeting of shareholders of the Company scheduled to be held on ____________, at ________, local time, at ______________________________ (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the solicitation of proxies for the Annual Meeting by Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott”).

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

ELLIOTT STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. elliott ALSO RECOMMEDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL 2, PROPOSAL 5, PROPOSAL 6, PROPOSAL 7, PROPOSAL 8, AND PROPOSAL 9, “[______]” PROPOSAL 3, AND “1 YEAR” WITH RESPECT TO PROPOSAL 4.

1.	Elliott’s proposal to elect [Christopher L. Ayers, Elmer L Doty, Charles M. Hall, Bernd F. Kessler and Patrice E. Merrin] to the Company’s Board of Directors to serve three-year terms expiring at the 2020 Annual Meeting of Shareholders, or until their respective successors are duly elected and qualified.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: [Christopher L. Ayers] [Elmer L Doty] [Charles M. Hall] [Bernd F. Kessler] [Patrice E. Merrin]	[ ]	[ ]	[ ] ________________ ________________

ELLIOTT INTENDS TO USE THIS PROXY TO VOTE [(I) “FOR” MESSRS. LAWSON, DOTY, HALL AND KESSLER, AND MS. MERRIN, AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN MESSRS. HESS, KLEINFELD AND TATA AND MS. ALVING, FOR WHOM ELLIOTT IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY]. THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE COMPANY’S NOMINEES, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT. THERE IS NO ASSURANCE THAT ANY OF THE COMPANY’S NOMINEES WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

__________________________________________________________

2.	Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2017.
☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN
4.	Company’s proposal to approve, on an advisory basis, the frequency of the executive compensation vote.
☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

5.	Company’s proposal to amend the Articles of Incorporation to eliminate supermajority voting requirement in the Articles of Incorporation regarding amending Article SEVENTH (Fair Price Protection).

☐ FOR	☐ AGAINST	☐ ABSTAIN
6.	Company’s proposal to amend the Articles of Incorporation to eliminate supermajority voting requirement in the Articles of Incorporation regarding amending Article EIGHTH (Director Elections).

☐ FOR	☐ AGAINST	☐ ABSTAIN
7.	Company’s proposal to amend the Articles of Incorporation to eliminate supermajority voting requirement in Article EIGHTH of the Articles of Incorporation relating to the removal of directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN
8.	Company’s proposal to amend the Articles of Incorporation to eliminate the classification of the Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN
9.	Shareholder proposal regarding elimination of supermajority provisions.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.